CHINA AGRI-BUSINESS, INC.
                             FINANCE PLAZA 9TH FLOOR
                               HI-TECH ROAD NO. 42
                       HI-TECH INDUSTRIAL DEVELOPMENT ZONE
                          XI'AN, SHAANXI, CHINA 710068
                             TEL: 011-86-29-88222938


                                                              July 2, 2007

BY EDGAR
Mr. Max A. Webb
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      CHINA AGRI-BUSINESS, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILE NO. 333-135729
                  FILED ON JANUARY 19, 2007
                  AND AMENDMENT NO. 4 FILED ON JUNE 25, 2007.

Dear Mr. Webb:

         On behalf of China Agri-Business, Inc. (the "Company"), I hereby request that the above-captioned registration statement be ordered effective at 10:00 a.m. on Tuesday, July 10, 2007, or as soon as practicable thereafter.

         In accordance with your request, the Company represents as follows:

         o the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.


                                                   Very truly yours,

                                                   China Agri-Business, Inc.

                                                   By: /S/ XIAOLONG ZHOU
                                                       ---------------------
                                                       Xiaolong Zhou
                                                       Chief Financial Officer